Exhibit 99.1

Q2 2022 Earnings Presentation

August 2, 2022







Important Disclaimers

Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "may," "will," "expect," "anticipate," "continue," "estimate," "project," "believe," "plan," "should," "could," "would," "forecast," "seek," "target," "predict," and "potential," the negative of these terms, or other comparable terminology. Projected financial information, including our guidance outlook, are forward-looking statements. Forward-looking statements may also include statements about the Company's goals, business strategy and plans; the Company's financial strategy, liquidity and capital required for its business strategy and plans; the Company's competition and government regulations; general economic conditions; and the Company's future operating results. These forward-looking statements are based on information available as of the date of this presentation, and current expectations, forecasts and assumptions. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that the Company anticipates. Accordingly, forward-looking statements should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Readers are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to risks and uncertainties (many of which are beyond our control) that could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, general economic and business risks, such as downturns in customers' business cycles, disruptions in capital and credit markets and inflationary cost pressures, the Company's ability to adequately address downward pricing and other competitive pressures, the Company's insurance or claims expense, driver shortages and increases in driver compensation or owner-operator contracted rates, fluctuations in the price or availability of diesel fuel, increased prices for, or decreases in the availability of, new revenue equipment and decreases in the value of used revenue equipment, impact to the Company's business and operations resulting from the COVID-19 pandemic, seasonality and the impact of weather and other catastrophic events, the Company's ability to secure the services of third-party capacity providers on competitive terms, loss of key personnel, a failure of the Company's information systems, including disruptions or failures of services essential to our operations or upon which our information technology platforms rely, data or other security breach, or cybersecurity incidents, the Company's ability to execute and realize all of the expected benefits of its integration, business improvement and comprehensive restructuring plans, the Company's ability to realize all of the intended benefits from acquisitions or investments, the Company's ability to complete divestitures successfully, the Company's ability to generate sufficient cash to service all of the Company's indebtedness and the Company's ability to finance its capital requirements, restrictions in its existing and future debt agreements, increases in interest rates, changes in existing laws or regulations, including environmental and worker health safety laws and regulations and those relating to tax rates or taxes in general, the impact of governmental regulations and other governmental actions related to the Company and its operations, and litigation and governmental proceedings. Additional risks or uncertainties that are not currently known to us, that we currently deem to be immaterial, or that could apply to any company could also materially adversely affect our business, financial condition, or future results. For additional information regarding known material factors that could cause our actual results to differ from those expressed in forward-looking statements, please see Daseke's filings with the Securities and Exchange Commission, available at www.sec.gov, including Daseke's most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, particularly the section titled "Risk Factors".

Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures for the Company and its reporting segments, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Operating Income, Adjusted Net Income (Loss), Adjusted Earnings Per Share, Adjusted Operating Ratio, Free Cash Flow, Free Cash Flow Yield, Adjusted Return on Equity and Net Debt. Please note that the non-GAAP measures included herein are not a substitute for, or more meaningful than, net income (loss), cash flows from operating activities, operating income or any other measure prescribed by GAAP, and there are limitations to using non-GAAP measures. Certain items excluded from these non-GAAP measures are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital, tax structure and the historic costs of depreciable assets. Also, other companies in Daseke's industry may define these non-GAAP measures differently than Daseke does, and as a result, it may be difficult to use these non-GAAP measures to compare the performance of those companies to Daseke's performance. Because of these limitations, these non-GAAP measures should not be considered a measure of the income generated by Daseke's business or discretionary cash available to it to invest in the growth of its business. Daseke's management compensates for these limitations by relying primarily on Daseke's GAAP results and using these non-GAAP measures supplementally. You can find the reconciliation of these non-GAAP measures to the nearest comparable GAAP measures in the Appendix.

In the non-GAAP measures discussed below, management refers to certain material items that management believes do not reflect the Company's core operating performance, which management believes represents its performance in the ordinary, ongoing and customary course of its operations. Management views the Company's core operating performance as its operating results excluding the impact of items including, but not limited to, stock-based compensation, impairments, amortization of intangible assets, restructuring and business transformation costs, severance, and all income and expenses related to the Aveda Transportation and Energy Services ("Aveda") business. Management believes excluding these items enables investors to evaluate more clearly and consistently the Company's core operating performance in the same manner that management evaluates its core operating performance. Although we ceased generating revenues from our Aveda business and completed the wind-down of our Aveda operations in 2020, we continued to recognize certain income and expenses from our Aveda business in 2021 and 2022. Such income and expenses relate primarily to, but is not limited to, workers compensation claims and insurance proceeds. Previously, to provide investors with information about the Company excluding the impact of the Aveda business, the Company presented certain GAAP and non-GAAP measures appended with ex-Aveda, which represented the measure excluding the impact of the Aveda business. However, beginning in the quarter ended March 31, 2022, the Company no longer provides ex-Aveda measures because the impact of the Aveda business is no longer material or meaningful to a discussion of the Company's operating results or financial condition (e.g., the comparable period in the prior year is now after the completion of the wind-down of the Aveda business). Instead, the income and expenses from our Aveda business will be considered as items that management believes do not reflect our core operating performance. Such income and expenses can be identified in the non-GAAP reconciliations under the adjustment called "Aveda expenses, net" and "Aveda operating expenses, net".

We have not reconciled non-GAAP forward-looking measures to their corresponding GAAP measures because certain items that impact these measures are unavailable or cannot be reasonably predicted without unreasonable efforts. In particular, we have not reconciled our expectations as to forward-looking Adjusted EBITDA to net income due to the difficulty in making an accurate projection as to stock-based compensation expense. Stock-based compensation expense is affected by future hiring, turnover, and retention needs, as well as the future fair market value of our common stock and performance stock units. In addition, many of our performance stock units are classified as liabilities which vest upon the achievement of specific performance-based conditions related to the Company's financial performance over a three-year period, modified based on the Company's Relative Total Shareholder Return, all of which is difficult to predict and require quarterly adjustments to their fair value performed by outside specialists. The actual amount of the excluded stock-based compensation expense will have a significant impact on our GAAP net income; accordingly, a reconciliation of forward-looking Adjusted EBITDA to net income is not available without unreasonable efforts.

Daseke defines:

Adjusted EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest, (iii) income taxes, and (iv) other material items that management believes do not reflect our core operating performance. **Adjusted EBITDA Margin** as Adjusted EBITDA as a percentage of total revenue.

Adjusted Net Income (Loss) net income (loss) adjusted for material items that management believes do not reflect our core operating performance. **Adjusted Net Income (Loss) per share** as Adjusted Net Income (Loss) available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period under the two-class method.

Free Cash Flow as net cash provided by operating activities less purchases of property and equipment, plus proceeds from sale of property and equipment as such amounts are shown on the face of the Statements of Cash Flows. **Free Cash Flow Yield** as Free Cash Flow as a percentage of market value of equity. **Adjusted Return on Equity** as adjusted net income attributable to common stockholders as a percentage of market value of equity.

Adjusted Operating Income (Loss) as total revenue less Adjusted Operating Expenses. **Adjusted Operating Expenses** as total operating expenses less: material items that management believes do not reflect our core operating performance. **Adjusted Operating Ratio** as Adjusted Operating Expenses, as a percentage of total revenue.

Revenue excluding fuel surcharge as revenue less fuel surcharges.

Net Debt as total debt less cash and cash equivalents.

Rate per mile is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by total number of company and owner-operator miles driven in the period. **Revenue per Tractor** is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by the average number of tractors in the period, including owner-operator tractors.

Industry and Market Data

This presentation includes market data and other statistical information from third party sources, including independent industry publications, government publications and other published independent sources. Although Daseke believes these third-party sources are reliable as of their respective dates, Daseke has not independently verified the accuracy or completeness of this information.

Q2 2022: Key Financial Highlights



✓ Steady demand and capacity constraints continue to support a strong rate environment

✓ "Flex" capacity provided by asset light capabilities driving revenue growth from additional freight capture

✓ Overcoming inflationary cost environment through freight optimization and decisive execution

Revenue	Adj. EBITDA	Adj. Net Income
$481.3M	**$70.8M**	**$30.0M**

Adj. Diluted EPS	93.2% Operating Ratio / 89.6% Adj. Operating Ratio	Adj. Operating Income
$0.42		**$49.9M**

Cash Flow from Operations[1]	Free Cash Flow[2]	Net Leverage[3]
$22.7M	**$15.2M**	**1.9x**

(1) Cash Flow from Operations impacted by $10.6M of incremental cash taxes compared to Q2 2021
(2) Free Cash Flow impacted by an incremental $10.6M of cash taxes and $11.2M of net cash CAPEX compared to Q2 2021
(3) Net Leverage as of 6/30/22

Q2 2022 Comparative Results



($ in millions)

Consolidated Results	Q2 2022	Q2 2021	%▲
Total Revenue	$481.3	$404.0	19.1%
Revenue (excl. FSC)	$411.6	$370.1	11.2%
Operating Income	$32.8	$45.3	(27.6%)
Net Income	$17.7	$35.3	(49.9%)
Diluted EPS	$0.24	$0.49	(51.0%)

Adjusted Consolidated Results	Q2 2022	Q2 2021	%▲
Adjusted Operating Income	$49.9	$48.5	2.9%
Adjusted Net Income	$30.0	$30.3	(1.0%)
Adjusted Diluted EPS	$0.42	$0.42	-
Adjusted EBITDA	$70.8	$69.3	2.2%
Total Segments Adj. EBITDA	$78.3	$74.8	4.7%
Corporate Adj. EBITDA	($7.5)	($5.5)	36.4%

Specialized Financial Metrics

DASEKE

- ✓ Demand in high security cargo, construction and manufacturing industries remains strong, driving solid freight rates

- ✓ Strategic end market portfolio approach supports Adjusted EBITDA growth

- ✓ Maintain solid margin performance despite mix shift away from wind energy revenues and asset-light growth

Q2 2022 Results

($ in Millions)

	Q2 2022	Q2 2021	%▲
Revenue	$268.6	$226.1	18.8%
Operating Ratio	91.5%	87.2%	430 bps
Adj. Operating Ratio	87.9%	86.5%	140 bps
Adjusted EBITDA	$44.1	$42.8	3.0%
Adjusted EBITDA Margin	16.4%	18.9%	(250 bps)



Specialized Rates

Q2 2021: $3.12 / $66.7 K
Q3 2021: $3.41 / $70.3 K
Q4 2021: $3.34 / $66.8 K
Q1 2022: $3.40 / $69.4 K
Q2 2022: $3.59 / $75.5 K

Rate per Mile — Revenue per Tractor







Flatbed Financial Metrics

DASEKE

- ✓ Strength in demand across construction, manufacturing and steel industries continue to support strong rate environment
- ✓ Flexible asset-light business model captures revenue growth as fleet size is impacted by equipment delays
- ✓ Inflationary cost pressures serve as a headwind to margins

Q2 2022 Results

($ in Millions)

	Q2 2022	Q2 2021	%▲
Revenue	$216.0	$180.9	19.4%
Operating Ratio	88.6%	87.3%	130 bps
Adj. Operating Ratio	88.1%	86.8%	130 bps
Adjusted EBITDA	$34.2	$32.0	6.9%
Adjusted EBITDA Margin	15.8%	17.7%	(190 bps)

Flatbed Rates

$55.5 K
$56.0 K
$51.3 K
$55.6 K
$57.3 K
$2.50
$2.57
$2.50
$2.59
$2.74
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Rate per Mile
Revenue per Tractor

Rate Outperformance vs Market
compared to same qtr prior year

50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Daseke Flatbed Segment
Flatbed Market(1)

(1) Market data per FTR Flatbed: Total Truck Rate Index; Q2 2021 actual compared to Q2 2022 estimated rates

Capital Summary & Free Cash Flow



Capital Summary

($ in millions)

	As of June 30, 2022
Cash	$152.0
Revolving line of credit availability	$125.3
Available Liquidity[1]	$277.3
Net Debt	$452.3

Free Cash Flow & Financed CAPEX

($ in millions)



(1) Available liquidity is the sum of cash plus revolving line of credit availability

2022 Outlook



2022 Outlook Update

- Increase Revenue guidance

- Confirm Adjusted EBITDA and Net CAPEX guide

- Tailwinds: industrial demand, strong rate environment, fuel surcharge contracts offsetting increasing fuel costs

- Headwinds: Inflationary cost pressures, equipment delays (causing transitory lower-margin mix shift) and driver shortages

2022 Outlook	
Revenue Growth %	12% - 15%
Adjusted EBITDA Growth %	5% - 10%
Net CAPEX[1]	$145M - $155M
Cash CAPEX Less Proceeds	$25M - $35M

(1)   Net CAPEX defined as: Total capital expenditures less proceeds on sale of equipment

Improvement in Earnings Profile

DASEKE



Rolling 4 Quarter Adjusted Diluted EPS

(Q3'20: $0.46, Q4'20: $0.52, Q1'21: $0.54, Q2'21: $0.84, Q3'21: $1.02, Q4'21: $1.09, Q1'22: $1.27, Q2'22: $1.26)



Adj EBITDA & Adj Operating Income Comparison

(2019: Adj. EBITDA 155.6, Adj. Operating Income 55.7, 36%; 2020: 178.7, 89.4, 50%; 2021: 223.1, 141.2, 63%; TTM Q2 2022: 238.5, 157.1, 66%)

Legend: Adj. EBITDA | Adj. Operating Income | Adj. Operating Income % of Adj. EBITDA



Adjusted Return on Equity[1]

(2019: 2.2%, 2020: 9.2%, 2021: 11.6%, TTM Q2 2022: 21.0%)

- Shift away from Adj. EBITDA as a key metric for value creation
  - Adj. Operating Income, Adj. Net Income and Free Cash Flow are better bellwethers for continued success across CapEx (and economic) cycles
  - **D**epreciation is real in trucking

- Transformation and strategic execution will continue to build on earnings quality improvement:
  - Higher quality Adj. EBITDA (emphasis on *EBIT*), with Adj. Operating Income as a percentage of Adj. EBITDA[2] nearly doubling from FY '19 to ~66%
  - Maintain improvement through inflationary environment

- Significant improvement in Adj. Return on Equity as we begin to leverage the operational scale of our business

(1) Adjusted Return on Equity defined as: Adjusted Net Income available to common shareholders / DSKE closing stock price x common stock shares issued and outstanding at end of each time period
(2) Trailing twelve months, as of 6/30/2022

Resiliency Across Cycles





Significant Free Cash Flow Generation

- Unique model captures strong free cash flow through market fluctuations
  - Free Cash Flow Yield[1] of 32%
- Ability to generate Free Cash Flow across economic cycles



Continued Progress on Operational & Back-Office Initiatives

- Expected to yield ~$20M - $25M of annualized earnings improvement by 2023
- Continued OpCo consolidation and tech-enabled solutions on track for 2023 completion
- Streamlined Opco stable positions Daseke for better coordination and optimization in 2023 and beyond



Supported by Diversified Industrial Portfolio Approach

- Serving a portfolio of defensible, durable and complex industrial end markets
- Built on longstanding relationships, limited customer concentration and counter-cyclicality within end markets



Flexible Model Optimizes for the Freight Environment

- Blend of company owned, asset-light and brokerage capacity captures revenue upside when capacity is constrained
- Large variable cost helps defend margins when freight rates ease



Current Environment Positions DSKE for Strategic Acquisitions

- Public capital markets volatility is informing lagging private markets' valuation expectations
- Smaller carriers disproportionately impacted by inflationary headwinds and industry challenges
- Now or never – aged owners with no succession plan faced with prospect of waiting for the next cycle to exit

(1) Calculated as: TTM Q2 2022 Free Cash Flow / DSKE closing stock price x common stock shares issued and outstanding as of 6/30/22

10

APPENDIX

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment
Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA Margin by Segment
(Unaudited)
(Dollars in millions)

	Three Months Ended June 30, 2022				Six Months Ended June 30, 2022			
	Flatbed	Specialized	Corporate	Consolidated	Flatbed	Specialized	Corporate	Consolidated
Net income (loss)	$ 18.4	$ 15.6	$ (16.3)	$ 17.7	$ 29.3	$ 27.7	$ (26.3)	$ 30.7
Depreciation and amortization	9.4	12.8	0.5	22.7	18.4	25.2	0.7	44.3
Interest income	(0.1)	(0.5)	(0.1)	(0.7)	(0.1)	(0.5)	(0.2)	(0.8)
Interest expense	0.8	1.3	5.4	7.5	1.6	2.5	10.5	14.6
Income tax expense (benefit)	5.5	5.6	(3.4)	7.7	9.8	10.5	(9.2)	11.1
Stock based compensation	0.1	0.2	1.9	2.2	0.2	0.4	5.8	6.4
Impairment	—	7.8	—	7.8	—	7.8	—	7.8
Acquisition-related transaction expenses	—	—	1.9	1.9	—	0.2	3.1	3.3
Change in fair value of warrant liability	—	—	—	—	—	—	(4.7)	(4.7)
Aveda expenses, net	—	0.4	—	0.4	—	1.2	—	1.2
Other [1]	0.1	0.9	2.6	3.6	0.1	0.8	5.6	6.5
Adjusted EBITDA	$ 34.2	$ 44.1	$ (7.5)	$ 70.8	$ 59.3	$ 75.8	$ (14.7)	$ 120.4
Total revenue	216.0	268.6	(3.3)	481.3	411.1	497.1	(5.9)	902.3
Net income (loss) margin	8.5 %	5.8 %	493.9 %	3.7 %	7.1 %	5.6 %	445.8 %	3.4 %
Adjusted EBITDA margin	15.8 %	16.4 %	227.3 %	14.7 %	14.4 %	15.2 %	249.2 %	13.3 %

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment
Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA Margin by Segment
(Unaudited)
(Dollars in millions)

	Three Months Ended June 30, 2021				Six Months Ended June 30, 2021			
	Flatbed	Specialized	Corporate	Consolidated	Flatbed	Specialized	Corporate	Consolidated
Net income (loss)	$ 16.8	$ 21.3	$ (2.8)	$ 35.3	$ 23.4	$ 27.7	$ (23.1)	$ 28.0
Depreciation and amortization	8.9	13.0	0.3	22.2	17.7	26.2	0.5	44.4
Interest income	(0.1)	—	—	(0.1)	(0.1)	(0.1)	—	(0.2)
Interest expense	0.9	1.3	5.4	7.6	2.6	3.4	12.7	18.7
Income tax expense (benefit)	5.4	6.7	(1.4)	10.7	8.1	9.2	(7.4)	9.9
Stock based compensation	0.1	0.3	0.4	0.8	0.3	0.5	2.4	3.2
Change in fair value of warrant liability	—	—	(7.8)	(7.8)	—	—	(2.2)	(2.2)
Third party debt refinancing charges	—	—	—	—	—	—	2.3	2.3
Aveda expenses, net	—	0.2	—	0.2	—	0.4	—	0.4
Other [1]	—	—	0.4	0.4	—	—	0.5	0.5
Adjusted EBITDA	$ 32.0	$ 42.8	$ (5.5)	$ 69.3	$ 52.0	$ 67.3	$ (14.3)	$ 105.0
Total revenue	180.9	226.1	(3.0)	404.0	334.4	409.8	(6.3)	737.9
Net income (loss) margin	9.3 %	9.4 %	93.3 %	8.7 %	7.0 %	6.8 %	366.7 %	3.8 %
Adjusted EBITDA margin	17.7 %	18.9 %	183.3 %	17.2 %	15.6 %	16.4 %	227.0 %	14.2 %

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted EBITDA

Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA Margin by Segment

(Unaudited)

(Dollars in millions)

	Twelve Months Ended			
	December 31, 2019	December 31, 2020	December 31, 2021	June 30, 2022
Net income (loss)	$ (306.0)	$ 4.1	$ 56.0	$ 58.7
Depreciation and amortization	146.5	98.3	88.1	88.0
Interest income	(1.0)	(0.6)	(0.3)	(0.9)
Interest expense	50.4	44.9	33.5	29.4
Income tax expense (benefit)	(54.6)	(0.2)	26.0	27.2
Stock based compensation	3.8	6.0	8.6	11.8
Impairment	312.8	15.4	—	7.8
Acquisition-related transaction expenses	—	—	—	3.3
Change in fair value of warrant liability	(1.4)	2.1	(1.6)	(4.1)
Arbitrated decrease in contingent consideration	—	(13.7)	—	—
Write-off of deferred financing fees	2.3	—	—	—
Third party debt refinancing charges	—	—	2.3	—
Aveda (income) expenses, net	(15.3)	2.9	3.9	4.7
Other [1]	18.1	19.5	6.6	12.6
Adjusted EBITDA	$ 155.6	$ 178.7	$ 223.1	$ 238.5
Total revenue	1,737.0	1,454.1	1,556.8	1,721.2
Less Aveda revenue	(206.3)	(51.7)	—	—
Total revenue less Aveda revenue	1,530.7	1,402.4	1,556.8	1,721.2
Net income (loss) margin	(17.6) %	0.3 %	3.6 %	3.4 %
Adjusted EBITDA margin	10.2 %	12.7 %	14.3 %	13.9 %

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted Net Income

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share

(Unaudited)

(Dollars in millions, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
Net income	$ 17.7	$ 35.3	$ 30.7	28.0
Adjusted for:				
Income tax expense	7.7	10.7	11.1	9.9
Income before income taxes	25.4	46.0	41.8	37.9
Add:				
Stock based compensation	2.2	0.8	6.4	3.2
Impairment	7.8	—	7.8	—
Acquisition-related transaction expenses	1.9	—	3.3	—
Amortization of intangible assets	1.7	1.8	3.4	3.5
Debt refinancing related charges	—	—	—	3.7
Change in fair value of warrant liability	—	(7.8)	(4.7)	(2.2)
Aveda expenses, net	0.4	0.2	1.2	0.4
Other [(1)]	3.6	0.4	6.5	0.5
Adjusted income before income taxes	43.0	41.4	65.7	47.0
Income tax expense at adjusted effective rate	(13.0)	(11.1)	(18.7)	(12.8)
Adjusted Net Income	$ 30.0	$ 30.3	$ 47.0	$ 34.2
Net income	$ 17.7	$ 35.3	$ 30.7	$ 28.0
Less Series A preferred dividends	(1.2)	(1.3)	(2.5)	(2.5)
Net income attributable to common stockholders	16.5	34.0	28.2	25.5
Allocation of earnings to non-vested participating restricted stock units	(0.2)	(0.3)	(0.3)	(0.2)
Numerator for basic EPS - net income available to common stockholders - two class method	$ 16.3	$ 33.7	$ 27.9	$ 25.3
Effect of dilutive securities:				
Add back Series A preferred dividends	$ 1.2	$ 1.3	$ 2.5	$ —
Add back allocation earnings to participating securities	0.2	0.3	0.3	0.2
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.2)	(0.3)	(0.3)	(0.2)
Numerator for diluted EPS - net income available to common shareholders - two class method	$ 17.5	$ 35.0	$ 30.4	$ 25.3

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Earnings Per Share to Adjusted Earnings Per Share (continued)
(Unaudited)
(Dollars in millions, except share and per share data)

	Three Months Ended June 30,				Six Months Ended June 30,			
		2022		2021		2022		2021
Adjusted Net Income	$	30.0	$	30.3	$	47.0	$	34.2
Less Series A preferred dividends		(1.2)		(1.3)		(2.5)		(2.5)
Allocation of earnings to non-vested participating restricted stock units		(0.3)		(0.2)		(0.5)		(0.3)
Numerator for basic EPS - adjusted net income available to common shareholders - two class method	$	28.5	$	28.8	$	44.0	$	31.4
Effect of dilutive securities:								
Add back Series A preferred dividends	$	1.2	$	1.3	$	2.5	$	2.5
Add back allocation earnings to participating securities		0.3		0.2		0.5		0.3
Reallocation of earnings to participating securities considering potentially dilutive securities		(0.3)		(0.2)		(0.5)		(0.3)
Numerator for diluted EPS - adjusted net income available to common shareholders - two class method	$	29.7	$	30.1	$	46.5	$	33.9
Basic EPS								
Net income attributable to common stockholders	$	0.26	$	0.52	$	0.44	$	0.39
Adjusted Net Income attributable to common stockholders	$	0.45	$	0.44	$	0.70	$	0.48
Diluted EPS								
Net income attributable to common stockholders	$	0.24	$	0.49	$	0.43	$	0.38
Adjusted Net Income attributable to common stockholders	$	0.42	$	0.42	$	0.65	$	0.47
Weighted-average common shares outstanding:								
Basic		63,470,040		64,842,620		63,182,277		64,960,833
Diluted		71,555,039		71,866,303		71,319,113		66,154,571
Basic - adjusted		63,470,040		64,842,620		63,182,277		64,960,833
Diluted - adjusted		71,555,039		71,866,303		71,319,113		71,806,744

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted Net Income

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share

(Unaudited)

(Dollars in millions, except share and per share data)

					Twelve Months Ended			
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
Net income (loss)	$ (18.3)	$ 4.1	$ 13.1	$ 46.8	$ 55.0	$ 56.0	$ 76.3	$ 58.7
Adjusted for:								
Income tax expense (benefit)	6.0	(0.2)	2.9	11.5	18.2	26.0	30.2	27.2
Income (loss) before income taxes	(12.3)	3.9	16.0	58.3	73.2	82.0	106.5	85.9
Add:								
Stock based compensation	5.8	6.0	7.4	6.5	6.3	8.6	10.4	11.8
Impairment	19.4	15.4	2.0	2.0	2.0	—	—	7.8
Acquisition-related transaction expenses	—	—	—	—	—	—	1.4	3.3
Arbitrated decrease in contingent consideration	—	(13.7)	(13.7)	(13.7)	(13.7)	—	—	—
Amortization of intangible assets	7.4	7.2	7.1	7.1	6.9	6.9	7.0	6.9
Net impact of step-up in basis of acquired assets	(0.1)	—	—	—	—	—	—	—
Debt refinancing related charges	—	—	3.7	3.7	3.7	3.8	—	—
Change in fair value of warrant liability	(1.2)	2.1	8.7	2.0	2.4	(1.6)	(11.9)	(4.1)
Aveda expenses, net	13.3	11.3	6.0	3.9	5.4	4.5	4.9	5.2
Other [1]	18.3	19.5	15.8	10.5	9.8	6.6	9.4	12.6
Adjusted income before income taxes	50.6	51.7	53.0	80.3	96.0	110.8	127.7	129.4
Income tax expense at adjusted effective rate	(14.8)	(12.1)	(12.2)	(19.1)	(22.4)	(33.0)	(37.3)	(39.2)
Adjusted Net Income	$ 35.8	$ 39.6	$ 40.8	$ 61.2	$ 73.6	$ 77.8	$ 90.4	$ 90.2
Net income (loss)	$ (18.3)	$ 4.1	$ 13.1	$ 46.8	$ 55.0	$ 56.0	$ 76.3	$ 58.7
Less Series A preferred dividends	(5.0)	(4.9)	(5.0)	(5.0)	(5.0)	(5.0)	(5.0)	(5.0)
Net income (loss) attributable to common stockholders	(23.3)	(0.8)	8.1	41.8	50.0	51.0	71.3	53.7
Allocation of earnings to non-vested participating restricted stock units	—	—	(0.1)	(0.4)	(0.4)	(0.4)	(0.6)	(0.5)
Numerator for basic EPS - net income (loss) available to common stockholders - two class method	$ (23.3)	$ (0.8)	$ 8.0	$ 41.4	$ 49.6	$ 50.6	$ 70.7	$ 53.2
Effect of dilutive securities:								
Add back Series A preferred dividends	$ —	$ —	$ —	$ —	$ —	$ —	$ 5.0	$ —
Add back allocation earnings to participating securities	—	—	0.1	0.4	0.4	0.4	0.6	0.5
Reallocation of earnings to participating securities considering potentially dilutive securities	—	—	(0.1)	(0.4)	(0.4)	(0.4)	(0.6)	(0.5)
Numerator for diluted EPS - net income (loss) available to common shareholders - two class method	$ (23.3)	$ (0.8)	$ 8.0	$ 41.4	$ 49.6	$ 50.6	$ 75.7	$ 53.2

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Earnings Per Share to Adjusted Earnings Per Share (continued)
(Unaudited)
(Dollars in millions, except share and per share data)

	Twelve Months Ended							
	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022
Adjusted Net Income	$ 35.8	$ 39.6	$ 40.8	$ 61.2	$ 73.6	$ 77.8	$ 90.4	$ 90.2
Less Series A preferred dividends	(5.0)	(4.9)	(5.0)	(5.0)	(5.0)	(5.0)	(5.0)	(5.0)
Allocation of earnings to non-vested participating restricted stock units	(0.5)	(0.5)	(0.4)	(0.6)	(0.6)	(0.6)	(0.8)	(0.8)
Numerator for basic EPS - adjusted net income available to common shareholders - two class method	$ 30.3	$ 34.2	$ 35.4	$ 55.6	$ 68.0	$ 72.2	$ 84.6	$ 84.4
Effect of dilutive securities:								
Add back Series A preferred dividends	$ —	$ —	$ —	$ —	$ 5.0	$ 5.0	$ 5.0	$ 5.0
Add back allocation earnings to participating securities	0.5	0.5	0.4	0.6	0.6	0.6	0.8	0.8
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.5)	(0.5)	(0.4)	(0.6)	(0.6)	(0.6)	(0.7)	(0.8)
Numerator for diluted EPS - adjusted net income available to common shareholders - two class method	$ 30.3	$ 34.2	$ 35.4	$ 55.6	$ 73.0	$ 77.2	$ 89.7	$ 89.4
Basic EPS								
Net income (loss) attributable to common stockholders	$ (0.36)	$ (0.01)	$ 0.12	$ 0.64	$ 0.77	$ 0.79	$ 1.12	$ 0.85
Adjusted Net Income attributable to common stockholders	$ 0.47	$ 0.53	$ 0.55	$ 0.86	$ 1.06	$ 1.13	$ 1.34	$ 1.34
Diluted EPS								
Net income (loss) attributable to common stockholders	$ (0.36)	$ (0.01)	$ 0.12	$ 0.63	$ 0.76	$ 0.77	$ 1.07	$ 0.82
Adjusted Net Income attributable to common stockholders	$ 0.46	$ 0.52	$ 0.54	$ 0.84	$ 1.02	$ 1.09	$ 1.27	$ 1.26
Weighted-average common shares outstanding:								
Basic	64,666,158	64,775,275	64,894,694	64,942,051	64,377,232	63,744,456	63,204,692	62,862,487
Diluted	64,666,158	64,775,275	65,525,408	66,118,893	65,708,008	65,409,258	70,895,215	65,181,265
Basic - adjusted	64,666,158	64,775,275	64,894,694	64,942,051	64,377,232	63,744,456	63,204,692	62,862,487
Diluted - adjusted	65,519,231	65,671,246	65,525,408	66,118,893	71,360,181	71,061,431	70,895,215	70,833,438



Financial Reconciliations

Daseke, Inc. and Subsidiaries

Reconciliation of Net Loss to Adjusted Net Income

(Unaudited)

(Dollars in millions)

	Twelve Months Ended December 31, 2019
Net loss	$ (306.0)
Adjusted for:	
Income tax benefit	(54.6)
Loss before income taxes	(360.6)
Add:	
Stock based compensation	3.8
Impairment	312.8
Acquisition-related transaction expenses	—
Arbitrated decrease in contingent consideration	—
Amortization of intangible assets	14.3
Net impact of step-up in basis of acquired assets	18.1
Debt refinancing related charges	—
Change in fair value of warrant liability	(1.4)
Aveda expenses, net	4.1
Other [(1)]	18.1
Adjusted income before income taxes	9.2
Income tax expense at adjusted effective rate	0.2
Adjusted Net Income	**$ 9.4**

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio

Reconciliation of Operating Income to Adjusted Operating Income

(Unaudited)

(Dollars in millions)

	Three Months Ended June 30,					
	2022	**2021**	**2022**	**2021**	**2022**	**2021**
	Consolidated		Flatbed		Specialized	
Revenue	$ 481.3	$ 404.0	$ 216.0	$ 180.9	$ 268.6	$ 226.1
Operating expenses	448.5	358.7	191.4	158.0	245.9	197.1
Operating income	$ 32.8	$ 45.3	$ 24.6	$ 22.9	$ 22.7	$ 29.0
Operating ratio	93.2%	88.8%	88.6%	87.3%	91.5%	87.2%
Stock based compensation	2.2	0.8	0.1	0.1	0.2	0.3
Impairment	7.8	—	—	—	7.8	—
Acquisition-related transaction expenses	1.9	—	—	—	—	—
Amortization of intangible assets	1.7	1.8	0.8	0.8	0.9	1.0
Aveda operating expenses, net	(0.1)	0.2	—	—	(0.1)	0.2
Other [1]	3.6	0.4	0.1	—	0.9	—
Adjusted operating expenses	431.4	355.5	190.4	157.1	236.2	195.6
Adjusted Operating Income	$ 49.9	$ 48.5	$ 25.6	$ 23.8	$ 32.4	$ 30.5
Adjusted Operating Ratio	89.6%	88.0%	88.1%	86.8%	87.9%	86.5%

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio

Reconciliation of Operating Income to Adjusted Operating Income

(Unaudited)

(Dollars in millions)

	Six Months Ended June 30,					
	2022	2021	2022	2021	2022	2021
	Consolidated		Flatbed		Specialized	
Revenue	$ 902.3	$ 737.9	$ 411.1	$ 334.4	$ 497.1	$ 409.8
Operating expenses	851.3	684.5	370.6	300.5	456.8	370.3
Operating income	$ 51.0	$ 53.4	$ 40.5	$ 33.9	$ 40.3	$ 39.5
Operating ratio	94.3%	92.8%	90.1%	89.9%	91.9%	90.4%
Stock based compensation	6.4	3.2	0.2	0.3	0.4	0.5
Impairment	7.8	—	—	—	7.8	—
Acquisition-related transaction expenses	3.3	—	—	—	0.2	—
Amortization of intangible assets	3.4	3.5	1.5	1.5	1.9	2.0
Third party debt refinancing charges	—	2.3	—	—	—	—
Aveda operating expenses, net	0.9	0.5	—	—	0.9	0.5
Other [1]	6.5	0.5	0.1	—	0.8	—
Adjusted operating expenses	823.0	674.5	368.8	298.7	444.8	367.3
Adjusted Operating Income	$ 79.3	$ 63.4	$ 42.3	$ 35.7	$ 52.3	$ 42.5
Adjusted Operating Ratio	91.2%	91.4%	89.7%	89.3%	89.5%	89.6%

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Income to Adjusted Operating Income

(Unaudited)

(Dollars in millions)

		Twelve Months Ended		
	December 31, 2019	December 31, 2020	December 31, 2021	June 30, 2022
Revenue	$ 1,737.0	$ 1,454.1	$ 1,556.8	$ 1,721.2
Operating expenses	2,049.1	1,418.7	1,444.0	1,610.8
Operating income	$ (312.1)	$ 35.4	$ 112.8	$ 110.4
Stock based compensation	3.8	6.0	8.6	11.8
Impairment	312.8	15.4	—	7.8
Acquisition-related transaction expenses	—	—	—	3.3
Amortization of intangible assets	14.3	7.2	6.9	6.8
Net impact of step-up in basis of acquired assets	18.1	—	—	—
Third party debt refinancing charges	—	—	2.3	—
Aveda operating expenses, net	0.7	5.9	3.9	4.3
Other [1]	18.1	19.5	6.7	12.7
Adjustments to Operating income	1,681.3	1,364.7	1,415.6	1,564.1
Adjusted Operating Income	$ 55.7	$ 89.4	$ 141.2	$ 157.1

(1) Other primarily includes business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Income % of Net Income to Adjusted Operating Income % of Adjusted EBITDA

(Unaudited)

(Dollars in millions)

	Twelve Months Ended			
	December 31, 2019	December 31, 2020	December 31, 2021	June 30, 2022
Operating income	$ 18.2	$ 8.1	$ 16.0	$ 110.4
Net income (loss)	(306.0)	4.1	56.0	58.7
Operating income % of Net income (loss)	(5.9) %	197.6 %	28.6 %	188.1 %
Adjusted Operating Income [1]	$ 55.7	$ 89.4	$ 141.2	$ 157.1
Adjusted EBITDA [2]	155.6	178.7	223.1	238.5
Adjusted Operating Income % of Adjusted EBITDA	35.8 %	50.0 %	63.3 %	65.9 %

[1] See previous slide for Reconciliation of Operating Income to Adjusted Operating Income

[2] See previous slide for Reconciliation of Net Income (Loss) to Adjusted EBITDA

Daseke, Inc. and Subsidiaries

Reconciliation of total debt to net debt

(Unaudited)

(In millions)

	June 30, 2022	December 31, 2021
Term Loan Facility	$ 395.0	$ 397.0
Equipment term loans	182.6	169.0
Finance lease obligations	26.7	28.5
Total debt	604.3	594.5
Less: cash and cash equivalents	(152.0)	(147.5)
Net debt	$ 452.3	$ 447.0

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of net cash provided by operating activities to Free Cash Flow

(Unaudited)

(In millions)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2022	2021	2022	2021
Net cash provided by operating activities	$ 22.7	$ 28.6	$ 51.9	$ 58.1
Purchases of property and equipment	(16.4)	(12.8)	(25.2)	(18.0)
Proceeds from sale of property and equipment	8.9	16.5	20.4	26.6
Free Cash Flow	$ 15.2	$ 32.3	$ 47.1	$ 66.7

Daseke, Inc. and Subsidiaries

Reconciliation of total revenue to revenue excluding fuel surcharge

(Unaudited)

(In millions)

	Three Months Ended June 30,	
	2022	2021
Total revenue	$ 481.3	$ 404.0
Less: Fuel surcharge	(69.7)	(33.9)
Revenue excluding fuel surcharge	$ 411.6	$ 370.1

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Return on Equity to Adjusted Return on Equity

(Unaudited)

(Dollars in millions, except DSKE closing stock price)

	Twelve Months Ended			
	December 31, 2019	December 31, 2020	December 31, 2021	June 30, 2022
Net Income (loss)	$ (306.0)	$ 4.1	$ 56.0	$ 76.3
Less Series A preferred dividends	(5.0)	(4.9)	(5.0)	(5.0)
Net income (loss) attributable to common stockholders	$ (311.0)	$ (0.8)	$ 51.0	$ 71.3
Adjusted Net Income (Loss) [1]	$ 9.4	$ 39.6	$ 77.8	$ 90.4
Less Series A preferred dividends	(5.0)	(4.9)	(5.0)	(5.0)
Adjusted Net income (loss) attributable to common stockholders	$ 4.4	$ 34.7	$ 72.8	$ 85.4
DSKE closing stock price	$ 3.16	$ 5.81	$ 10.04	$ 6.39
Common stock shares issued and outstanding	64,589,075	65,023,174	62,489,278	63,504,018
Market value of equity [2]	$ 204.1	$ 377.8	$ 627.4	$ 405.8
Return on Equity [3]	(152.4) %	(0.2) %	8.1 %	17.6 %
Adjusted Return on Equity [4]	2.2 %	9.2 %	11.6 %	21.0 %

[1] See previous slides for Reconciliation of Net Income (Loss) to Adjusted Net Income (Loss)

[2] DSKE closing stock price multiplied by common stock shares issued and outstanding

[3] Net income (loss) attributable to common stockholders, divided by market value of equity

[4] Adjusted Net income (loss) attributable to common stockholders, divided by market value of equity

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of net cash provided by operating activities to Free Cash Flow

Reconciliation of Free Cash Flow to Free Cash Flow Yield

(Unaudited)

(In millions)

	Twelve Months Ended
	June 30, 2022
Net cash provided by operating activities	$ 138.5
Purchases of property and equipment	(60.9)
Proceeds from sale of property and equipment	52.4
Free Cash Flow	$ 130.0
Market value of equity[1]	$ 405.8
Net Cash Provided by Operating Activities Yield[2]	34.1 %
Free Cash Flow Yield[3]	32.0 %

[1] DSKE closing stock price multiplied by common stock shares issued and outstanding as of June 30, 2022

[2] Net cash provided by operating activities divided by market value of equity

[3] Free Cash Flow divided by market value of equity

Contact Information



Daseke, Inc.

15455 Dallas Parkway, Ste 550

Addison, TX 75001

www.Daseke.com

Investor Relations

Joe Caminiti or Ashley Gruenberg, Alpha IR

312-445-2870

DSKE@alpha-ir.com